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                              March 19, 2024

       Cong Shi
       Director
       Helport AI Limited
       9 Temasek Boulevard #07-00, Suntec Tower Two
       Singapore 038989

                                                        Re: Helport AI Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 12,
2024
                                                            File No. 333-276940

       Dear Cong Shi:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Risk Factors
       Tristar's management has substantial doubt about their ability to continue as a going concern..., page 69

   1. Tell us why you removed the reference to Tristar's independent registered public accounting firm in the
header to this risk factor. In this regard, we note that you continue to include such
reference in the summary risk factors on page 52. Please explain or revise.
       Unaudited Pro Forma Condensed Combined Financial Statements
       Unaudited Pro Forma Combined Balance Sheet, page 152

   2. Please revise the pro forma balance sheet to disclose what pro forma column C is intended to represent. Also,
revise columns A and B to include the name of the entity in the column header.
 Cong Shi
Helport AI Limited
March 19, 2024
Page 2
3. We note that there is no minimum cash requirement for the Business Combination. Please explain why you are assuming only 10,087,536 shares are redeemed under the maximum redemption scenario and why you state that any redemptions above 95% would cause a
      "failure in the completion of the business combination due to short of cash balance to pay off accrued expenses." In this regard, tell us why amounts due for accrued expenses related to this transaction were not already factored into pro forma adjustment (4). Revise your footnote disclosures and pro forma financial statements as necessary.
4.    Pro forma adjustment (5) indicates that the Trust account was impacted by
(a) the
      redemption of 12,391,198 public shares, (b) interest received and (c) subsequent extension payments. Please revise note (5) to include a quantified breakdown of the various components that comprise the $127,711,898 adjustment to cash and cash equivalents and ensure that such amounts are supported by disclosures elsewhere in Tristar's financial statements. Similarly, provide a breakdown of the related adjustment of $2,608,752 to accumulated (deficits)/earnings. In addition, provide a detailed breakdown of the
      $2,500,000 promissory notes included in column C and clarify how the additional extension payments made from November 2023 to February 2024 as disclosed on page F-
      39 are reflected in the pro forma financial statements.
Helport Limited Notes to Combined Financial Statements
Note 11. Subsequent event, page F-16

5. Please revise here to include a discussion the Convertible Promissory Notes issued on
      March 6, 2024. Refer to ASC 855-10-50-2.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameCong Shi
                                                           Division of
Corporation Finance
Comapany NameHelport AI Limited
                                                           Office of Technology
March 19, 2024 Page 2
cc:       Ying Li
FirstName LastName